United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A. Quarterly Financial Information (ITR) as of June 30, 2008 and 2007, and Special Review Report of Independent Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS		02 - DISTRICT			03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho			29.197-900
04 - CITY		05 - STATE
Aracruz			Espírito Santo
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE		10 - TELEX
027	3270-2442	3270-2540	3270-2844	-	-
11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	3270-2171	3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01 - NAME
Isac Roffé Zagury
02 – COMPLETE ADDRESS			03 - DISTRICT
Av. Brigadeiro Faria Lima, 2272 - 3rd and 4th Floor			Jardim Paulistano
04 - ZIP CODE (CEP)		05 - CITY	06 - STATE
01.452-000		São Paulo	SP
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4228	--
12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
011	3301-4202	3301-4117	3301-4275
16 - E-MAILL
iz@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE
CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING 2 – ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2008 12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
9 – NAME / ACCOUNTANT CORPORATE NAME				10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes				00385-9
11 – NAME OF THE TECHNICAL RESPONSIBLE				12 – CPF Nº
José Carlos Monteiro				443.201.918-20

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK
NUMBER OF SHARES	1 - CURRENT QUARTER	2 – PREVIOUS QUARTER	3 –QUARTER PREVIOUS YEAR
(Thousands)	06/30/2008	03/31/2008	06/30/2007
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,483
6 – TOTAL	1,966	1,966	1,966

Page: 1

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - SOCIETY CHARACTERISTICS
1 - TYPE OF SOCIETY
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
2 – SITUATION
IN OPERATION
3 – NATURE OF STOCK CONTROL
PRIVATE NATIONAL
4 – ACTIVITY CODE
1040 – PAPER AND PULP INDUSTRY
5 – ACTIVITY OF THE SOCIETY
PRODUCTION OF BLEACHED EUCALYPTUS PULP
6 – TYPE OF CONSOLIDATED
TOTAL
7 - AUDITORS’REPORT TYPE
UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
01 - ITEM 02 – TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT	6 - STOCK TYPE	7 - STOCK OF VALUE
				BEGAIN
01	RD	03/18/2008	INTEREST ON STOCKHOLDERS’	04/16/2008	ON	0.0643290218
			EQUITY
02	RD	03/18/2008	INTEREST ON STOCKHOLDERS’	04/16/2008	PNA	0.0707619240
			EQUITY
03	RD	03/18/2008	INTEREST ON STOCKHOLDERS’	04/16/2008	PNB	0.0707619240
			EQUITY
04	AGO/E	04/30/2008	DIVIDENDS	05/14/2008	ON	0,1837972052
05	AGO/E	04/30/2008	DIVIDENDS	05/14/2008	PNA	0.2021769257
06	AGO/E	04/30/2008	DIVIDENDS	05/14/2008	PNB	0.2021769257
07	RD	06/20/2008	INTEREST ON STOCKHOLDERS’	07/16/2008	ON	0.0663967404
			EQUITY
08	RD	06/20/2008	INTEREST ON STOCKHOLDERS’	07/16/2008	PNA	0.0730364144
			EQUITY
09	RD	06/20/2008	INTEREST ON STOCKHOLDERS’	07/16/2008	PNB	0.0730364144
			EQUITY

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE
1 – ITEM	2 – DATE OF	3 - VALUE OF THE	4 - VALUE OF THE	5 - ORIGIN OF THE	7 – AMOUNT OF	8 – VALUE PER
	CHANGE	SUBSCRIBED CAPITAL	ALTERATION	ALTERATION	OUTSTANDING STOCKS	SHARE ON THE
		(REAL THOUSAND)	(REAL THOUSAND)		(THOUSAND)	ISSUE DATE
(REAL)
01	04/24/2007	2,871,781	1,017,275	REVENUE	-	-
RESERVES

01.10 - DIRECTOR OF INVESTOR RELATIONS
01	- DATE	02 – SIGNATURE
	06/07/2008	/s/ Isac Roffé Zagury

Page: 2

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
1	TOTAL ASSETS	10,927,989		10,765,655
1.1	CURRENT ASSETS	1,506,373		1,467,208
1.1.1	CASH AND CASH EQUIVALENTS	1,791		340
1.1.2	CREDITS	483,213		475,919
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	252,559		258,957
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	207,175		218,817
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	23,234		18,886
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	22,150		21,254
1.1.2.2	CREDITS OTHERS	230,654		216,962
1.1.2.2.1	EMPLOYEES	5,239		4,999
1.1.2.2.2	SUPPLIERS	4,326		3,331
1.1.2.2.3	SUBSIDIARIES	0		0
1.1.2.2.4	TAXES	220,695		208,289
1.1.2.2.5	OTHERS	394		343
1.1.3	INVENTORIES	268,241		225,146
1.1.3.1	SUPPLIES	107,433		101,179
1.1.3.2	RAW MATERIALS	78,091		75,256
1.1.3.3	FINISHED GOODS	82,717		48,711
1.1.3.4	OTHERS	0		0
1.1.4	OTHERS	753,128		765,803
1.1.4.1	SHORT TERM INVESTMENTS	707,862		739,829
1.1.4.2	PREPAID EXPENSES	30,177		25,974
1.1.4.3	DERIVATIVE	15,089		0
1.1.4.4	OTHERS	0		0
1.2	CURRENT NOT ASSETS	9,421,616		9,298,447
1.2.1	LONG-TERM ASSETS	525,853		485,972
1.2.1.1	OTHERS CREDITS	413,210		404,079
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	41,394		43,406
1.2.1.1.2	SUPPLIERS	254,936		250,420
1.2.1.1.3	TAXES	116,880		110,253
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	427		362
1.2.1.2.1	FROM AFFILIATES	0		0
1.2.1.2.2	FROM SUBSIDIARIES	427		362
1.2.1.2.3	OTHERS	0		0

Page: 3

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
1.2.1.3	OTHERS	112,216		81,531
1.2.1.3.1	DEBT SECURITIES	6,139		6,091
1.2.1.3.2	DERIVATIVE	93,971		63,381
1.2.1.3.3	ESCROW DEPOSITS	12,106		12,059
1.2.1.3.4	OTHERS	0		0
1.2.2	FIXED ASSETS	8,895,763		8,812,475
1.2.2.1	INVESTMENTS	3,464,790		3,501,532
1.2.2.1.1	IN AFFILIATES	17,489		17,836
1.2.2.1.2	IN AFFILIATES - GOODWILL	0		0
1.2.2.1.3	IN SUBSIDIARIES	3,434,337		3,470,732
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,742		9,742
1.2.2.1.5	OTHER COMPANIES	3,222		3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	5,317,458		5,169,217
1 2.2.2.1	LAND	1,132,967		1,034,436
1.2.2.2.2	BUILDINGS	474,209		470,599
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,256,601		2,264,365
1.2.2.2.4	FORESTS	1,137,949		1,070,840
1.2.2.2.5	PROGRESS FOR SUPPLIER	10,991		9,560
1.2.2.2.6	CONSTRUCTION IN PROGRESS	220,933		230,986
1.2.2.2.7	OTHER S	83,808		88,431
1.2.2.3	INTANGIBLE	112,576		140,721
1.2.2.4	DEFERRED CHARGES	939		1,005
1.2.2.4.1	INDUSTRIAL	939		1,005
1.2.2.4.2	GOODWILL ARISING ON INCORPORATION OF ENTITY			0

Page: 4

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
2	TOTAL LIABILITIES	10,927,989		10,765,655
2.1	CURRENT LIABILITIES	600,353		729,193
2.1.1	LOANS AND FINANCING	160,622		168,443
2.1.2	DEBENTURES	0		0
2.1.3	SUPPLIERS	203,010		173,041
2.1.4	TAXES	53,043		25,965
2.1.5	DIVIDENDS PAYABLE	87,155		71,769
2.1.6	PROVISIONS	42,929		36,201
2.1.6.1	VACATION AND 13th SALARY	27,692		22,614
2.1.6.2	PROFIT SHARING	15,237		13,587
2.1.7	LOANS FROM RELATED PARTIES	47,235		40,608
2.1.7.1	ADVANCES FROM SUBSIDIAIES	47,235		40,608
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	0		0
2.1.8	OTHERS	6,359		213,166
2.1.8.1	OTHERS	6,359		13,166
2.1.8.2	PROPOSED DIVIDENDS	0		200,000
2.2	NOT CURRENT LIABILITIES	4,651,354		4,525,933
2.2.1	LOANS AND FINANCING	4,651,354		4,525,933
2.2.1.1	LONG-TERM LIABILITIES	2,321,598		2,187,556
2.2.1.2	DEBENTURES	0		0
2.2.1.3	PROVISION	840,111		783,176
2.2.1.3.1	LABOR CONTINGENCIES	14,727		14,139
2.2.1.3.2	TAX CONTINGENCIES	416,689		474,769
2.2.1.3.3	DEFERRED INCOME TAXES	408,695		294,268
2.2.1.4	LOANS FROM RELATED PARTIES	1,409,686		1,478,692
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	1,409,686		1,478,692
2.2.1.6	OTHERS	79,959		76,509
2.2.1.6.1	SUPPLIERS	0		0
2.2.1.6.2	OTHERS	79,959		76,509

Page: 5

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
2.4	STOCKHOLDER’S EQUITY	5,676,282		5,510,529
2.41	PAID-IN CAPITAL	2,871,781		2,871,781
2.4.1.1	COMMON STOCK	1,266,551		1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230		1,605,230
2.4.2	CAPITAL RESERVES	162,209		162,209
2.4.3	REVALUATION RESERVE	0		0
2.4.3.1	OWN ASSETS	0		0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0		0
2.4.4	REVENUE RESERVES	2,369,253		2,369,253
2.4.4.1	LEGAL	389,485		389,485
2.4.4.2	STATUTORY	0		0
2.4.4.3	FOR CONTINGENCIES	0		0
2.4.4.4	UNREALIZED INCOME	0		0
2.4.4.5	FOR INVESTMENTS	1,988,754		1,988,754
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0		0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)		(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)		(8,986)
2.4.5	RETAINED EARNINGS	273,039		107,286
2.4.6	ADVANCE FOR FUTURE CAPITAL INCREASE	0		0

Page: 6

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION		3 – FROM	: 04/01/2008		4 FROM : 01/01/2008		5 – FROM	: 04/01/2007		6 – FROM	: 01/01/2007
		TO :	06/30/2008		TO :	06/30/2008	TO :	06/30/2007		TO :	06/30/2007
3.1	GROSS SALES AND SERVICES REVENUE		643,899			1,238,900		653,71			1,244,801
3.2	SALES TAXES AND OTHER DEDUCTIONS		(10,906)			(22,211)		(10,633)			(21,149)
3.3	NET SALES REVENUE		632,993			1,216,689		643,077			1,223,652
3.4	COST OF GOODS SOLD		(464,779)			(915,249)		(491,866)			(904,471)
3.5	GROSS PROFIT		168,214			301,440		151,211			319,181
3.6	OPERATING (EXPENSES) INCOME		117,439			88,788		164,185			264,442
3.6.1	SELLING		(14,665)			(28,278)		(17,869)			(34,043)
3.6.2	GENERAL AND ADMINISTRATIVE		(27,980)			(49,587)		(28,627)			(48,822)
3.6.3	FINANCIAL		280,108			221,276		135,908			211,957
3.6.3.1	FINANCIAL INCOME		98,590			143,111		96,500			188,134
3.6.3.2	FINANCIAL EXPENSES		181,518			78,165		39,408			23,823
3.6.4	OTHER OPERATING INCOME		9,327			17,853		10,266			19,530
3.6.5	OTHER OPERATING EXPENSES		(48,865)			(102,889)		9,050			(43,208)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES		(80,486)			30,413		55,457			159,028
3.7	OPERATING INCOME		285,653			390,228		315,396			583,623
3.8	NON-OPERATING (EXPENSES) INCOME		2,572			4,375		(1,179)			(1,275)
3.8.1	INCOME		2,944			4,748		7			419
3.8.2	EXPENSES		(372)			(373)		(1,186)			(1,694)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION		288,225			394,603		314,217			582,348
3.10	INCOME TAX AND SOCIAL CONTRIBUTION		(8,045)			(14,466)		(5,221)			(43,917)
3.11	DEFERRED INCOME TAXES		(114,427)			(107,098)		(76,351)			(95,159)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS		0			0		0			0
3.12.1	REMUNERATION		0			0		0			0
3.12.2	APPROPRIATIONS		0			0		0			0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL		85,000			155,000		77,000			144,000
3.15	NET INCOME FOR THE PERIOD		250,753			428,039		309,645			587,272
								3
	CAPITAL STOCK-QUANTITY (THOUSANDS)		1,030,588			1,030,588		1,030,588			1,030,588
	EARNINGS PER SHARE		0,24331			0,41533		0,30045			0,56984
	LOSS PER SHARE		-			-

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FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION (Convenience Translation into English of original previously issued in Portuguese)

EXPRESSED IN THOUSANDS OF REAIS (except as indicated otherwise)

1	Business Context

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company") -- based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS), was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests, with annual installed production capacity of 3,210 thousand tons. Of this total, 2,330 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the RS mill and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A., which runs the mill located in Eunápolis, BA, with total installed production capacity of 900 thousand tons per year.

In September, 2007, work was concluded on the project for modernization of one of the production lines at the Barra do Riacho mill. As a result, the rated production capacity of this unit was increased by 200 thousand tons per year as from October, 2007.

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half being held by the Swedish-Finnish group Stora Enso.

The Company’s operations are integrated with those of its subsidiaries, associated and affiliated concerns, which operate in the following areas: (i) distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (Aracruz Trading International Ltd.) and Riocell Limited],

(ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under a loan for use agreement (Mucuri Agroflorestal S.A.),

(iv) manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities [Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (Ara Pulp)] and (vi) pulp production (Veracel).

Due to the increase in the performance of port services to third parties and to the associated company Veracel, the need arose to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted financing in the total amount equivalent to R$ 50 million, which in Brazilian currency corresponds to R$ 104 million [Note 13(b)], to be invested in the project for expansion of the Terminal, which is scheduled to be concluded in August 2008 and expected to start operations in September of this year.

The project for expansion of the Guaíba Mill has already been approved by the Board of Directors, and purchase agreements have already been signed or tracts committed for sale involving more than half the lands involved.

Page: 8

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

2	Presentation of financial information and summary of significant accounting practices

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors – IBRACON.

There have been no significant changes in either accounting practices or in the criterion for presentation of the quarterly financial information in relation to those presented in the financial statements for the year ended December 31, 2007, except for the matters discussed in Notes 2.1, 2.2 and 2.3.

	a)	The consolidated quarterly financial information includes the following companies, all of which have the same base dates for presentation of their financial information and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested areas:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A.(*)	33.33
Special Purpose Company - SPC:
Arcel Finance Limited (**)	100

(*)	The stake held in Aracruz Produtos de Madeira S.A. is 1/3 of its shares and is recorded under the equity accounting method.

(**)	Arcel Finance Limited was wound up on November 27, 2007.

The exclusive funds recorded as short-term investments have also been included in the Company’s consolidation process (Note 4).

Page: 9

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group Companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of Veracel, as proportionally consolidated by Aracruz, are as follows:

	6/30/2008	3/31/2008
Cash and cash equivalents	2,199	510
Inventories	61,524	63,907
Property, plant & equipment/Deferred charges	1,543,171	1,530,433
Other assets	181,476	194,604
	1,788,370	1,789,454
Suppliers	23,872	20,119
Financings	525,272	564,677
Other liabilities	15,178	21,634
Shareholders’ equity	1,224,048	1,183,024
	1,788,370	1,789,454
	2nd Quarter 2008	2nd Quarter 2007
Net sales revenues	92,597	91,340
Gross profit	13,188	22,088
Operating profit	882	(5,092)
Net income	(383)	(8,273)

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of operations from the standpoint of generation and distribution of value added, where the four main beneficiaries of the value generated by the Company’s activities are: employees, government, the community and third party and shareholders’ capital.

2.1 – Alterations in Brazilian Corporate Legislation, effective as from January 2008

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FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

On December 28, 2007 the Brazilian government enacted Law No. 11.638/07, which alters, revokes and introduces new provisions in the Corporation Law (No. 6.404/76), especially relating to chapter XV, regarding accounting matters, and takes effect as from the year beginning January 1, 2008. The primary objective of this new law is to updated corporate legislation to permit the process of converging the accounting policies adopted in Brazil with those contained in international financial reporting standards (IFRS). It calls for new accounting norms and procedures to be issued by the Brazilian Securities Commission - CVM in conformity with IFRS.

The principal modifications can be summarized as follows:

  Replacement of the statement of changes in financial position with the statement of cash flows, already presented by the Company.
  Inclusion of the statement of value added, applicable to publicly traded companies and showing the value added by the company as well as the breakdown of the source and allocation of such amounts; this statement too is already presented by the Company.
  Possibility of maintaining separate bookkeeping records of transactions for purposes of complying with Brazilian tax legislation and then making the adjustments required to adapt them to reporting practices.
  Creation of a new sub-group of accounts, intangible assets, which includes goodwill, for purposes of balance sheet presentation. This account will record the rights relating to incorporeal assets intended to maintain the company or are exercised for this purpose, including the goodwill acquired.
  Mandatory requirement for recording as property, plant and equipment rights relating to corporeal assets intended to maintain the company’s activities, including those resulting from operations that transfer the benefits, risks and control of assets to the company (such as finance leasing, for instance). Neither the Company nor its subsidiaries have no material transactions of financial leasing.
  Modification of concept for amounts booked as deferred charges. From now on they can only include pre-operating expenses and restructuring expenditures that effectively contribute to the increase in the results of more than one year and that do not constitute merely a decrease in costs or increase in operating efficiency. At present, this item does not produce any effect for the company.
  Mandatory requirement for companies to periodically analyze the recoverability of the amounts booked under property, plant & equipment, intangible assets and deferred charges, in order to ensure that: (i) the loss due to non-recoverability of such assets is recorded as a result of decisions to discontinue activities relating to such assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of such assets; and (ii) the criterion used to determine the estimated remaining life span of such assets, in order to book depreciation, amortization and depletion, is reviewed and adjusted. This matter was already regulated by CVM Decision No. 527 of January 1, 2007. The Company has already conducted such an analysis and did not identify any adjustment.

Page: 11

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01	– NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Requirement that investments in financial instruments, including derivatives, be booked: (i) at market value or equivalent in the case of investments in securities intended for trading or available for sale; and (ii) at cost or issue value, updated according to legal or contractual provisions, adjusted to probable realizable amount when this is lower. The Company has already complied with such determinations.

Creation of a new sub-group of accounts, equity appraisal adjustments, under stockholders’ equity, to permit (i) booking of determined appraisals of assets at market price, chiefly financial instruments; (ii) direct booking under stockholders’ equity when so required by an accounting pronouncement; and (iii) adjustments of assets and liabilities to market value due to merger or amalgamation taking place between unrelated parties that are linked to the effective transfer of control.

Introduction of the concept of adjustment to present value for non-current asset and liability operations and for material short-term operations. At present, the Company has no operation that would generate a significant effect of any adjustment to present value.

Elimination of the possibility of booking: (i) a premium received upon issue of debentures; and (ii) donations and subsidies for investment (including tax incentives) directly as capital reserves in a stockholders’ equity account. This means that donations and subsidies for investments will be booked under results for the year or, depending on their characteristics, in a reducing account for assets or unearned income for amortization over the same period as the corresponding assets, when applicable, is depreciated. To prevent distribution as dividends, the amount of the donations and subsidies can be appropriated to a tax incentive reserve after they pass through income. At present, the Company has no such transactions.

Elimination of the revaluation reserve. The balances existing in the revaluation reserve are to be maintained until such time as they are effectively realized or cancelled by the end of the year in which the law takes effect. Neither the Company nor its subsidiaries have revaluation reserves.

Requirement for the assets and liabilities of a company to be merged upstream, resulting from transactions that involve amalgamation, merger or spin-off among independent parties and related to effective transfer of control, to be booked at market value. There has been no transaction during 2008 that would require such adjustment.

Elimination of the materiality parameter for adjustment of investments in subsidiary and associated companies under the equity method and replacement of the parameter of 20% of the capital stock of the investee to 20% of the voting capital if the investee. This matter does not apply to the Company.

Stock-based remuneration: If a company has any type of remuneration based on stock options with expense characteristics, this effect is to be recognized in income for the period. The Company does not have this type of remuneration.

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FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Based on its best understanding and on the accounting pronouncements already existing, as of the date of these financial statements Company Management does not believe that the modifications introduced by Law No. 11.638/07 will have material effects on the Company’s financial statements.

2.2 - CVM Decision No. 534 of January 29, 2008

On January 29, 2008, the CVM issued Decision No. 534, which approves Accounting Committee Pronouncement No. CPC-02. This Decision took effect on the date of its publication in the Official Federal Gazette (D.O.U.) and applies to fiscal years ending as from December 2008. As provided by CVM Decision No. 534, this pronouncement does not apply to Quarterly Financial Information.

The objective of the CPC-02 pronouncement is to determine how to include foreign currency transactions and overseas operations in the financial statements of an entity operating in Brazil and how to convert the financial statements of an overseas entity to the reporting currency of the financial statements in Brazil for purposes of recording equity pick-up, full or proportional consolidation of financial statements, and also how to convert financial statements of an entity operating in Brazil to another currency. CPC 02 further introduces the concept of functional currency, a concept that was previously not observed by accounting practices adopted in Brazil.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and are thus registered with the U.S. Securities and Exchange Commission (SEC), as a Foreign Private Issuer. Therefore, it is required to present financial statements as well in accordance with accounting principles generally accepted in the United States of America (US GAAP). For US GAAP reporting purposes, the Company has determined that its functional currency is the United States Dollar (US$). Hence, this will be the functional currency upon adoption of the CPC-02. Due to the fact that this accounting pronouncement was only issued recently (January 29, 2008), Company Management is still in the process of evaluating the effects and actual adoption of the pronouncement in its financial position. Preliminary analyses indicate that there may be modifications in the balances of the Company’s non-monetary assets, which will begin to be booked based on their historical formation costs, determined in US$, the corresponding depreciation, amortization and depletion of such assets, as well as results for the period and stockholders’ equity.

2.3 – CPC 04 – Intangible Assets

On April 25, 2008, the CVM issued Notice of Public Hearing No. SNC 03/2008 (“Notice”), submitting – together with the Accounting Pronouncements Committee (CPC) – to the Public Hearing (in the manner provided by Article 8, paragraph 3, item I, of Law No. 6.385 of December 7, 1976) the draft of the Decision that ratifies Pronouncement No. CPC 04 issued by the said committee entitled “Intangible Assets”.

The objective of this Technical Pronouncement is to define the accounting treatment for intangible assets that are not specifically covered in any other pronouncement. The new Pronouncement establishes that an entity is to recognize an intangible asset only if determined criteria specified in such

Page: 13

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Pronouncement are met. The Pronouncement also specifies how to calculate and measure the book value of the intangible assets and requires specific disclosures regarding such assets.

The Company believes that the main effect on its operations will be the end of amortization of the goodwill paid based on expectations for future profitability, which according to the Notice should occur as from fiscal year 2009.

3	Marketable Securities

As of June 30 and March 31, 2008, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in Reais placed with leading financial institutions through the Company’s subsidiary Aracruz Trading International Ltd., with original maturities of less than 90 days.

4	Short-term Investments

As of June 30 and March 31, 2008, the Company held units of ownership (quotas) in two exclusive private investment funds and investments in certificates of bank deposit (CDB’s) with original maturity of over 90 (ninety) days. The funds are comprised principally of CDB’s and other securities, the yields of which are pegged to the Certificate of Interbank Deposit (CDI) index, maintained with prime Brazilian financial institutions, with final maturities between July, 2008 and March of 2011. The securities included in the portfolio of the private investment funds feature daily liquidity and the Company considers such investments as securities held for trading.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of Aracruz Celulose S.A.

		Parent Company
Description	6/30/2008	3/31/2008
Certificates of Bank Deposit	648,564	678,751
Federal Government Bonds	5,583	14,590
Debentures	53,715	46,488
Total	707,862	739,829

As of June 30, 2008, the difference between the Company and Consolidated balances, in the amount of R$ 78,739 (R$ 99,134 as of March 31, 2008), refers mainly to CD’s denominated in Reais maintained at leading financial institutions in Brazil and overseas through the subsidiaries Portocel - Terminal Especializado de Barra do Riacho S.A. and Aracruz Trading International LTD.

5 Accounts Receivable - Trade

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FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

	Parent Company			Consolidated
	6/30/2008	3/31/2008	6/30/2008	3/31/2008
Domestic customers	26,643	38,452	27,104	38,866
Foreign customers
Subsidiaries	182,310	180,365
Other customers (third parties)	59		525,915	505,869
Allowance for doubtful accounts	(1,837)		(7,606)	(6,339)
	207,175	218,817	545,413	538,396

6	Inventories
		Parent Company			Consolidated
		6/30/2008	3/31/2008	6/30/2008	3/31/2008
	Pulp – finished products
	At mills	81,279	46,080	37,654	61,328
	Overseas			276,451	232,289
	Paper – finished products	1,436	2,631	1,436	2,631
	Raw materials	78,091	75,256	92,998	86,845
	Warehouse / maintenance supplies	107,434	101,179	141,799	137,010
	Other inventories	1		1,243	1,238
		268,241	225,146	551,581	521,341

7 Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective

Page: 15

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION interest rates that vary from 3.37% to 6.14% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a) Subsidiaries / jointly controlled / affiliated companies

					Parent Company
			Portocel
	Aracruz	Mucuri	Terminal	Aracruz
	Trading	Agroflorestal	Especializado de	Produtos de
	International Ltd.	S.A.	Barra do Riacho S.A.	de Madeira S.A.	Total	Total
						2008
Balance Sheet					June	March
Current assets	182,310		963	1,577	184,850	183,321
Long-term liabilities		82	345		421	362
Current liabilities	47,235		455		47,690	41,299
Long-term liabilities	1,409,686				1,409,686	1,478,692
Transactions for 1st Quarter					2008	2007
					June	June
Sales revenues	583,010			2,030	585,040	595,975
Payments for port services			4,068		4,068	4,110
Financial expenses (revenues(, net	(98,554)				(98,554)	(39,020)

(b) Stockholders and related company

Transactions with Company stockholders and a related company, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

		Stockholders	Related Company		Total
	BNDES - Banco
	Nacional de
	Desenvolvimento		Cia de
	Econômico e Social	Banco	Navegação		2008
	Nota 13 (a)	Safra S.A.	Norsul	June	March
Current assets		110,250	551	97,089	110,809
Current liabilities	240,022			240,022	243,690
Long-term liabilities	987,680			987,680	1,037,514
Transactions for 1st Quarter				2008	2007
				June	June
Net financial revenues		3,509		3,509	7,683
Net financial expenses	(2,070)			(2,070)	0
Freight expenses			7,567	7,567	5,206

8 Tax Credits and Expenses on Income Tax and Social Contribution (a) Tax credits

Page: 16

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

	Parent		Consolidated
	Company
	6/30/2008	3/31/2008	6/30/2008	3/31/2008
Deferred Income Tax (IRPJ) and
Social Contribution Tax on Net
Income (CSLL)
Tax losses for IRPJ purposes (i)	199	24,624	10,528	34,718
Negative results for CSLL purposes (i)	72	45	3,790	3,678
Temporary differences (ii)
Exchange variation taxed on cash	(447,505)	(348,475)	(447,505)	(348,475)
basis
IRPJ levied on unearned income			20,658	27,305
Other tax credits	38,539	29,538	51,542	43,709
Taxes offsettable/recoverable
IRPJ and CSLL on net income - Prepaid
on	43,733	13,001	46,792	14,396
estimated basis
IRPJ offsettable	135,906	146,862	135,906	146,862
Income tax withheld on investments in
marketable securities	604	17	15,777	14,443

Page: 17

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Income tax accrued on investments in
marketable securities	27,270	21,972	30,735	27,128
Federal PIS and COFINS contributions	53,991	60,861	99,846	111,673
State value-added tax on circulation of
goods	302,145	283,992	329,905	310,317
and services – ICMS (iii)
Provision for loss of ICMS credits (iii)	(227,966)	(210,047)	(253,999)	(234,412)
Other sundry items	1,892	1,884	2,431	2,421
Total	(71,120)	24,274	46,406	153,763
Shown as:
Current assets	220,695	208,289	262,324	259,034
Noncurrent assets	116,880	110,253	165,727	161,099
Noncurrent liabilities	(408,695)	(294,268)	(381,645)	(266,370)

(i)	The proportional deferred tax credits arising from accumulated tax losses for IRPJ purposes and negative results for CSLL purposes related to Veracel have been recorded as of June 30, 2008 backed up by economic viability studies approved by management bodies of that jointly-held company. The breakdown of the Veracel balances and their expectations for realization are itemized year to year through 2012, as prescribed by CVM Instruction No. 371/02, and detailed below:

	2008	2009	2010	2011 to 2012	Total
Income Tax	549	982	1,169	7,547	10,247
Social Contribution	794	1,414	1,683	10,933	14,824
Total	1,343	2,396	2,852	18,480	25,071

(ii)	The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)	Since the promulgation of Federal Complementary Law No. 87 of September 13, 1996, the Company’s Espírito Santo plant has been accumulating ICMS credits, resulting from its predominantly export activity. Based on currently effective state legislation, the Company has managed to partially realize such credits withheld by the State of Espírito Santo through Sales operations. Considering the history of sales over the course of the year 2007, in the amount of approximately R$ 95 million, and further given prospects of satisfactorily concluding other negotiations in progress, the Company ranks as probable realization of part of the ICMS credits booked in its accounting records relating to the unit in

Page: 18

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION this state. Therefore, as of December 31, 2007, it has reversed approximately R$ 67,096 of the respective provision for loss and now maintains the provision in the amount of R$ 227,966.

The amount of R$ 7,083 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of its operations.

(b)	Income Tax and Social Contribution reflected in results arise from:
		Parent Company		Consolidated
		6/30/2008	6/30/2007	6/30/2008	6/30/2007
	Income before Income Tax,
	Social	394,603	582,348	428,267	617,173
	Contribution and minority interest
	Income Tax and Social Contribution at
	enacted rate of 34%	(134,165)	(197,998)	(145,611)	(209,839)
	Equity pickup from subsidiaries with
	different rates or income not subject
	to taxation	(10,457)	54,091	8,461	39,841)
	Depreciation, amortization, depletion
	and write-offs – Art.2/Law 8.200/91	1,301	(1,078)	1,301	(1,078)
	Contributions and donations	379	(305)	379	(305)
	Technological innovation	(2,316)	6,471	(2,316)	6,471)
	Other effects of permanent differences	(1,508)	(257)	(2,115)	401)
	Income Tax and Social Contribution	121,564	139,076	151,321	164,509
	Current portion	(14,466)	(43,917)	(41,856)	(69,251)
	Deferred portion	(107,098)	(95,159)	(109,465)	(95,258)

9 Advances to Suppliers – Forest Producer Program

The Forest Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, for which the Company provides technology, technical support, supplies and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of June 30, 2008 advances of funds amounted to R$ 254,936 (Consolidated R$ 279,288), compared with R$ 250,420 (Consolidated R$ 274,080) as of March 31, 2008, which are recovered against the delivery of the wood by the producers.

Page: 19

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

10	Investments
						Portocel -
					Mucuri	Terminal		Aracruz	Aracruz			Aracruz
		Veracel		Agro	-	Especializado Aracruz		Trading	Celulose			Produtos		Total
		Celulose			florestal	de Barra do	Trading	International	(USA),	Ara	Riocell	de Madeira		2008
		S.A.			S.A.	Riacho S.A.	S.A.	Ltd.	Inc.	Pulp	Limited	S.A.	June	March
	In subsidiary, jointly-held and
	associated companies
	Equity stake in voting capital - %	50.00			100.00	51.00	100.00	100.00	100.00	100.00	100.00	33.33
	Information as of June 30, 2008
	Subscribed and paid-in capital	2,505,616			78,300	9,034	97	32	348	25	35	145,655
	Shareholders' equity	2,448,096			76,175	14,978	146	2,110,791	14,439	18	996	52,466
	Net income (loss) for quarter	(767)				1,312	-	74,243	(350)	(6)	(185)	(1,045)
	Charges in investments accounts
	As of April 1	1,183,024			76,175	5,195	255	2,189,373	15,252	40	1,418	17,837	3,488,569	3,355,383
	Paying in of capital (i)	41,968				1,775							43,743	22,287
	Equity pick-up (ii)	(944	) *			669	(23)	(78,582)	(813)	(22)	(422)	(348)	(80,485)	110,899
		1,224,048			76,175	7,639	232	2,110,791	14,439	18	996	17,489	3,451,827	3,488,569
	Goodwill on acquisition of investment (iii)	50,305											50,305	50,305
	Amortization/allocation of goodwill (iii)	(40,564)											(40,564)	(40,564)
		1,233,789			76,175	7,639	232	2,110,791	14,439	18	996	17,489	3,461,568	3,498,310
	Others investments												3,222	3,222
	Total												3,464,790	3,501,532
	* - The difference between the loss for the quarter and the equity results relates to the tax incentive booked under shareholders’ equity in the amount of R$ (561).

(i) Under the capitalization plan of Veracel, during the second quarter of 2008 capital increases were carried out in the amount of R$ 41,968 (R$ 22,287 during the first quarter of 2008).

(ii) The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iii) The goodwill paid on the acquisition of Veracel Celulose S. A. , in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, in the amount of R$ 40,564, which was fully amortized through March 31, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest- growing and is recognized in income in the year in which the trees are felled. The goodwill referring to the lands, in the amount of R$ 9,742, continues pending amortization up to the time when the assets are realized.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S. A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b) Consolidated

The Consolidated balance of stakes in affiliated and jointly controlled companies, in the amount of R$ 17,489 (R$ 17,837 as of March 31, 2008), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S. A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

11 Property, Plant and Equipment

Page: 20

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

						2008	2008
						June	March
		Annual			Accumulated
		depreciatin			depreciation/
(a) Parent Company	rates	- %		Cost	depletion	Net	Net
Lands				1,132,967	-	1,132,967	1,034,436
Industrial and foresty equipment		4	a 25	4,786,761	(2,530,160)	2,256,601	2,264,365
Forests		(*)		1,345,426	(207,477)	1,137,949	1,070,840
Buildings and betterments		4 an	d 10	1,058,875	(584,666)	474,209	470.599
Administrative and other assets		4, 10 an	d 20	270,407	(186,599)	83,808	88.431
Advances for projects in process				10,991	-	10,991	9.560
Construction in progress				220,933	-	220,933	230.986
Total Parent Company				8,826,360	(3,508,902)	5,317,458	5,169,217
(b) Subsidiaries and investment in jointly-controlled
Lands				240,242	-	240,242	227,027
Industrial and foresty equipment		4	a 20	1,044.040	(193,405)	850,635	864,779
Forests		(*)		253,247	(70,694)	182,553	173,895
Buildings and betterments		4 an	d 10	325,712	(47,434)	278,278	277,238
Administrative and other assets		4,10 an	d 20	29,820	(12,259)	17,561	17,815
Advances for projects in process				1,606	-	1,606	557
Construction in progress				74,470		74,470.0	67,379
Total Consolidated				10,795,497	(3,832,694)	6,962,803	6,797,907
Depreciation/depletion calculated for the periods 2008 and 2007 has been appropriated as follows:
						Company adn Consolidated
						2 nd Qt. 2008	2 nd Qt. 2007
Industrial and forestry costs						113,843	103,931
Operating expenses						960	1,192
Parenty Company						114,803	105,123
Industrial and forestry costs						25,244	23,792
Operating expenses						145	76
Consolidated						140,192	128,991

12 Deferred Charges and Intangible Assets

Page: 21

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(i) Amortization of the deferred forestry charges occurs according to the depletion of the areas planted with eucalyptus trees

13 Loans and Financings

Page: 22

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

			Parent Company			Consolidated
		% annual
		interest rate	6/30/2008	3/31/2008	6/30/2008	3/31/2008
	Brazilian currency
	Loans indexed to Long-Term
	Interest Rate	7.0 to 10.50	652,243	660,054	1,036,507	1,047,756
	(TJLP)
	Loans indexed to basket of	7.18 to 10.96	67,439	76,336	191,196	217,977
	currencies
	Export credit note (b)	100% CDI			99,687	107,567
	Loans indexed to other currencies	6.75	10,571	10,398	13,103	14,207
	Foreign currency (United States
	Dollars)
	Advances for exchange contracts /
pre	-	3.05 to 6.34	1,751,967	1,609,211	1,751,963	1,609,211
	payments (c))
	Other loans / financings	3.43 to 6.35			14,720	16,055
	Total loans and financings		2,482,220	2,355,999	3,107,176	3,012,773
	Portion falling due short-term
	(including		(160,622)	(168,443)	(283,889)	(279,652)
	interest payable)
	Portion falling due long-term
	2009		24,577	52,603	85,242	148,591
	2010		35,841	36,153	152,280	155,137
	2011		35,841	36,153	160,597	163,449
	2012 to 2016		2,225,339	2,062,647	2,425,168	2,265,944
			2,321,598	2,187,556	2,823,287	2,733,121

(a)	Loans from BNDES (Stockholder)

In December, 2006, Aracruz signed a financing agreement with its stockholder, the Brazilian Development Bank (BNDES), in the total amount of R$ 595,869, of which R$ 460,270 has already been released. The loan is subject to interest varying between 7.18% and 8.18% p.a. and is to be amortized in the period from 2009 to 2016.

As of June 30, 2008, Aracruz had financings in the total amount of R$ 715,206 (R$ 731,806 as of March 31, 2008) from its stockholder BNDES, subject to interest varying between 7.18% and 10.5% p.a., to be amortized in the period between 2008 and 2016.

With the exception of the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

In relation to Veracel, as of June 30, 2008 BNDES financings amount to R$ 506,055 (R$ 542,721 as of March 31, 2008), subject to interest varying from 7.0% to 9.50%, to be amortized in the period from July 2008 to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

Page: 23

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(b) Export credit note

In order to expand port facilities, in May 2006 the Company’s Subsidiary Portocel - Terminal Especializado de Barra do Riacho S. A. , contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013. Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p. a. As of June 30, 2008, the balance of the outstanding principal was R$ 99,237.

(c) Export prepayment operations

As of June 30, 2008 Aracruz had export prepayment operations underway with various banks, in the total amount of R$ 1.733,579, with interest varying between 3.05% and 5.65% p. a. , with semi-annual payments and maturity of the principal between December of 2012 and June, 2016.

14 Financial Instruments (a) Risk management

Aracruz and its subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U. S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments also are used by Company Management to mitigate the exchange risks, the position of which as of June 30, 2008 is represented by future dollar contracts (NDF and Target Forward) with financial institutions, the notional amounts of which as of June 30, 2008 were R$ 573 million, falling due between July and November of 2008. As of June 30, 2008, such operations had a marked-to-market receivable position, net of withholding income tax (IRRF), in the amount of R$ 31,375, recognized as derivatives. Up to June 30, 2008, such operations had a marked-to-market positive result recognized as financial income in the amount of R$ 35,327.

The Company also used future dollar contracts through the Brazilian Futures Market (BM&F), the position of which was zero as of June 30, 2008 and the amount receivable was R$ 0.7 (as of March 31, 2008 the position was represented by 4,500 BM&F future dollar contracts with an outstanding amount of R$ 2 million to be paid). Through June 30, 2008, such operations had a positive marked-to-market yield recognized as financial income in the amount of R$ 44 178.

During the second quarter of 2008, exchange derivative financial instruments yielded positive results of R$ 75,194 (compared with R$ 71,081 in the second quarter of 2007).

Page: 24

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

With respect to interest rate exposure, TJLP interest vs. US$ swap operations were maintained during 2007, the notional values of which, updated to June 30, 2008, stood at R$ 616,501, falling due April 16, 2010. As of June 30, 2008, such operation had a marked-to-market position receivable, net of withholding income tax, in the amount of R$ 93,972, recognized as derivatives. Through June 30, 2008, such operations had a marked-to-market position, recognized as financial income in the amount of R$ 46,798.

The Company also used CDI x US$ swap operations, the updated notional amount of which was R$ 99,237 as of June 30, 2008, falling due between December 2008 and December 2013. As of June 30, 2008, such operation had a marked-to-market receivable position, net of withholding income tax, recognized as derivatives in the amount of R$ 18,298 and the result thereof was fully capitalized.

Moreover, in June 2008 a LIBOR swap operation was also carried out, the notional value of which was R$ 79,595 as of June 30, 2008, falling due between June 2009 and June of 2013. As of June 30, 2008, such operation had a marked-to-market position payable of R$ 5.758, recognized as derivatives. Such amount was also recognized as a financial expense.

(b) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of June 30, 2008 can be summarized as follows:

	Parent Company			Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	1,791	1,791	27,534	27,534
Marketable securities			28,685	28,685
Derivatives	109,060	109,060	143,644	143,644
Short- and long-term investments	714,001	714,001	792,740	792,740
Liabilities
Short- and long-term financings
(including interest)	2,482,220	2,482,220	3,107,176	3,107,176

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15 Stockholders’ Equity (a) Capital and reserves

Page: 25

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

As of June 30 and March 31, 2008, the Company’s subscribed and paid-in capital stock is R$ 2,871,781, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 27,957 thousand Class A preferred shares and 549,206 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. The conversion rate is 1:1 (one Class A share for one Class B share). Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the quarter, were R$ 16.89, R$ 13.91 and R$ 11.72 per share, respectively.

Under the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock

The following table shows the rights, privileges and conversion policy with respect to the shares:

	Common	Class A Preferred Shares	Class B Preferred Shares
Shares
Voting Rights	Yes	• No, except in the event of non-payment	• No, except in the event of non-
		of dividends for three (3) consecutive	payment of dividends for 3 (three)
		years. In this case, the preferred stock-	consecutive years. In this case, the
		holders shall retain such voting rights until	preferred stockholders retain such
		such time as the past-due dividends are	voting rights until such time as the
		paid.	past-due dividends are paid.
Privileges	None	• Priority in reimbursement of capital in	• Priority in reimbursement of capital
		the event of liquidation of the Company;	in the event of liquidation of the
Company;
• Right to receive a dividend that is 10%
		higher than that paid to each common	• Right to receive a dividend that is
		share;	10% higher than that paid to each
common share.
• Priority in receiving a minimum
dividend of 6% p.a., calculated based on
the amount of the capital represented by
such shares and divided equally among
them.
Conversion	None	May be converted into Class B preferred	Cannot be converted into either Class A
Characteristics		shares at any time, at the discretion of the	preferred shares or common shares.
stockholder, who has to cover the respective
costs of this. Conversion rate: 1:1.

(b) Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

Page: 26

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

As permitted by Law No. 9249 of December 26, 1995, the Company’s Management elected during the first second of 2008 and the year 2007 to pay interest on capital invested to the stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 155,000 (R$ 298,000 in 2007).

Based on the Company’s operating cash generating capacity and in addition to the interest on capital invested already declared, the Annual General Meeting (AGM) on April 30, 2008 of Stockholders decided to distribute dividends for the year 2007 in the amount of R$ 200,000, which works out to R$ 202.18 per batch of one thousand Class A and B preferred shares and R$ 183.80 per batch of one thousand common shares.

.

(c) Treasury stock

As of June 30, 2008 the Company held in its treasury 483 thousand shares of common stock and 1,483 thousands shares of class B preferred stock, the market values for which as of that date were R$ 16.89 and R$ 11.72 per share, respectively.

16 Employee Postretirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and its total contribution in the second quarter of 2008 was R$ 1,795 (R$ 1,535 in first quarter 2007).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the assets of the Defined Contribution Plan.

17 Insurance Coverage

Given the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Aracruz purchases insurance coverage -- based on a combination of systematic risk analyses together with modern insurance techniques -- in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of June 30, 2008, the Company’s assets were insured against losses for a total amount of approximately US$ 700,000, corresponding to the maximum limit of indemnity per event.

18 Provision for Provision for Contingencies and Legal Obligations Being Disputed in Court

The juridical situation of Aracruz Celulose S.A. and its subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Company and all its Subsidiaries, jointly controlled

Page: 27

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of June 30, 2008. The consolidated breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is as follows:

			June 30, 2008
Consolidated	Deposit in court	Amount provided	Total, net
Provision for contingencies
Labor	25,152	(36,672)	(11,520)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of
houses for employees	3,593		3,593
IRPJ/CSLL - Full offset of accumulated tax
losses and negative results (f)
Other tax cases	13,285	(14,764)	(1,479)
Subtotal	42,030	(59,136)	(17,106)
Legal Obligations Being Disputed in Court
PIS/COFINS - Law No. 9.718/98 (c)		(170,724)	(170,724)
CSLL – Non-incidence on export revenues (d)		(231,590)	(231,590)
Other obligations in dispute	10,001	(12,730)	(2,729)
Subtotal	10,001	(415,045)	(405,044)
Total	52,031	(474,181)	(422,149)

Page: 28

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

			March 31, 2008
Consolidated	Deposit in court	Amount provided	Total, Net
Provision for contingencies
Labor	22,921	(36,455)	(13,534)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental
of	3,582		3,582
houses for employees
IRPJ/CSLL - Full offset of accumulated tax
losses and negative results (f)		(67,674)	(67,674)
Other tax cases	13,231	(14,783)	(1,552)
Subtotal	39,734	(126,612)	(86,878)
Legal Obligations Being Disputed in Court
PIS/COFINS – Law No. 9.718/98 (c)		(168,860)	(168,860)
CSLL – Non-incidence on export revenues (d)		(223,936)	(223,936)
Other obligations in dispute	9,973	(17,694)	(7,721)
Subtotal	9,973	(410,491)	(400,518)
Total	49,707	(537,103)	(487,395)

(a) Labor

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments, fines of 40% of the accrued severance pay scheme (Guarantee Fund for Length of Service – FGTS) and claims for additional compensation for alleged hazardous/unhealthy working conditions.

As of June 30, 2008, the Company maintained provisions in the total amount of approximately R$ 30,900 (Consolidated - R$ 36,700), in order to cover any unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 16,100 (Consolidated - R$ 25,100).

(b) Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted savings for employees and, hence, indirect salary benefits (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amounted to approximately R$ 3,000. The Superior Court of Justice (STJ) has already ruled in favor of the Company’s arguments in a Special Appeal filed in one of the suits.

As of June 30, 2008, the Company’s deposits in court in relation to this case amounted to approximately R$ 3,600. Based on the advice of its legal counsel, as drawn up in a formal legal opinion, indicating that

Page: 29

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION the likelihood of loss in this case is remote, no provision has been established for any unfavorable decisions.

(c) PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company in November of 2001. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of $ 56,241 – created by Law No. 10684/2003, the current balance of which is approximately R$ 55,700, and maintained only the claims regarding exchange differences.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months from July 2006 through June of 2008, is roughly R$ 15,400, already updated according to the TJLP interest rate.

The amount at stake relating to exchange variation for the period from February 1999 to September 2003 is approximately R$ 170,700 as of June 30, 2008 (R$ 168,800 as of March 31, 2008), already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court.

In September 2007, based on the opinion of its legal council, Company Management reversed the amount of approximately R$ 73,800 of the provision relating to the levying of such taxes on exchange variation revenues, in view of the provisions contained in Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

Given decisions handed down by the STF in similar cases, recognizing the unconstitutionality of the modification in the base for calculation of the PIS and COFINS, which has been repeatedly followed by court and administrative jurisprudence, making the issue virtually a settled matter, Aracruz Management is convinced that the likelihood of loss in this case is remote. Nonetheless, due to the recent pronouncement of IBRACON, as of December 31, 2007, the Company adopted a conservative approach and reconstituted the portion of the provision previously reversed.

(d) Social Contribution on Net Income – Non-incidence on export revenues

In September 2003, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 231,600 as of June 30, 2008, for which it maintains a provision. Aracruz is presently awaiting a decision on the appeal filed by the Federal Government.

(e) IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

Page: 30

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

On June 29, 2005, the Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of the existing case law development, Aracruz decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, and the assessment was upheld at the first administrative level. The Company has appealed this decision and is awaiting judgment. In addition, it has maintained the lawsuit questioning the alleged non-deductibility.

(f) IRPJ/CSLL – Full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed regarding full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX. The Company challenged the assessment at the first administrative level but it was upheld. Aracruz thus appealed this decision and in June 2008 obtained a favorable decision at the Finance Ministry’s Taxpayers Council, which unanimously ruled that the assessments drawn up by the tax authorities were groundless.

As a consequence of the latter decision, the Company, corroborated by its external legal counsel, deemed that the probability of loss of such provision for contingency is remote. Accordingly, as of June 30, 2008, the provision relating to interest and fine, with positive impacts on the Company’s results, to the tune of R$ 29,928 and R$ 14,416 in the financial expense and other operating expenses, respectively.

g) ICMS

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets. The Company elected to make payment of part of the amount assessed and challenged the total amount of R$ 75.5 million, of which R$ 11.6 million has already been ruled in the Company’s favor. In March of 2008 the Company was served process in tax foreclosure cases arising from three assessment notices where the courts ruled contrary to Aracruz’s interests, in the amount of R$ 58.5 million, and filed its appeals. Based on the opinion of its external legal counsel, which ranked the probability of loss in court as being somewhere between remote and possible, no provision has been set up to cover any unfavorable decisions.

(h) Civil Public Suits – Eucalyptus forest tracts in the State of Grande do Sul

In 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul filed two Civil Public Suits questioning the validity of the procedures adopted by State Environmental Protection Agency - FEPAM in issuing environmental licenses for eucalyptus plantations in that state. A restraining order was initially granted, determining that FEPAM should cease issuing environmental licenses for planting eucalyptus tracts, with jurisdiction thus being passed on to IBAMA (the Brazilian Environmental Institute). The order was suspended by the Federal Court of the 4th Region at the request of the State Government. The

Page: 31

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Company believes that such suspension will be confirmed by the court’s definitive decision on the merits of the case. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized. The Company cannot precisely estimate the amount involved in these claims.

(i) Other tax cases

Based on the opinion of its legal counsel, the Company further maintains a provision for other tax contingencies where the likelihood of loss is ranked as probable in the total amount of R$ 28,700 (R$ 35,100 Consolidated relating to tax and civil cases involving the subsidiaries and jointly controlled company). For these other contingencies, the Company has on deposit in court the amount of approximately R$ 22,900 (Consolidated R$ 23,300).

19 Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and inasmuch as Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012). This right was granted after ADENE approved the respective reports.

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During 2004 and 2005, notifications aimed at annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

Nevertheless, in December 2005 an Assessment Notice was drawn up against the Company by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment, which was upheld at the first administrative level. Aracruz further appealed against the latter decision and is presently awaiting a decision

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period. As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE. With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is

Page: 32

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits.

Despite its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss, both in relation to the tax benefits already taken through 2004 as well as regarding those that have not yet been used as from 2005, is ranked as possible by Management and its legal counsel and, as a result, no provision has been set up in regard to this matter.

20 Reconciliation of Stockholders’ Equity and Income for Quarter - Company and Consolidated

	June 30, 2008	March 31, 2008
Stockholders’ Equity
Stockholders’ equity - Parent Company	5,676,282	5,510,529
Unearned income	(82,693)	(105,290)
Unrealized shipping expenses	21,935	24,983
IRPJ and CSLL on unearned income	20,658	27,305
Stockholders’ equity - Consolidated	5,636,182	5,457,527
Income for the 2nd Quarter		June 30
	2008	2007
Net income for the quarter - Parent Company	250,753	309,645
Unearned income	22,597	21,087
Unrealized shipping expenses	(3,048)	(1,089)
IRPJ and CSLL on unearned income	(6,647)	(6,103)
Provision for devaluation of inventories		(2,050)
Net income for the quarter - Consolidated	263,655	321,490

Page: 33

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

21 Commitments

(a) Supply of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes. Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buying a conservatively projected volume of chemical products. Volumes purchased by the Company in addition to the agreed-upon minimum for a given year may be compensated with lower volumes acquired in subsequent years. For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract. The Company has these volume commitments until 2008, under the amendment to the contract signed in 2002.

(b) Supply of wood

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of June 30, 2008 is 667m³ (794 m³ as of March 31, 2008) of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of R$ 7,065 (R$ 8,420 as of March 31, 2008) under liabilities. The contract calls for return of an equivalent volume on similar operating conditions during the year 2008.

(c) Indian Communities – Terms of Settlement

In first half 1998 the Company and the Associations of Indian Communities entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13,500 (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other index as may replace them in the future, whichever is greater. The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms.

Despite the TAC’s in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company’s industrial premises. Since the invasion represented breach of the TAC’s by the Indian communities, the Company after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC’s as of May 2005.

Page: 34

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Up to May, 2005, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. The working group identified such lands as being traditionally occupied by the Indian communities. As it was confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006. At the beginning of 2007, the Federal Minister of Justice, which has the authority to decide the matter, returned the administrative process to FUNAI, determining that more in-depth studies should be conducted “with a view to preparing an appropriate proposal that reconciled the interests of all parties concerned.”

On August 27, 2007, through Administrative Rulings Nos. 1.463 and 1464, the Ministry of Justice accepted the conclusions of the Working Group set up by FUNAI Administrative Ruling No. 1299/05 and determined expansion of the Indian territories by 11,000 hectares, of which 98% or around 10,700 hectares corresponded to lands owned by Aracruz.

The dispute for land involving Aracruz Celulose and the Indian communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, the final Term of Settlement (TAC) was signed at the Ministry of Justice covering the rights and obligations of each party (Aracruz, the Indian communities and FUNAI) in the process of transferring approximately 11,000 hectares of lands to the Indian communities and assuring that all the eucalyptus wood planted in the area (amounting to around 6,800 hectares of forests) will be felled and removed by the Company by way of indemnity for the improvements made. Expansion of the Indian reservations further requires ratification by decree to be signed by the President of Brazil and subsequent demarcation of lands, at which time effective transfer of ownership will take place.

The agreement, which has been followed up on by all the authorities participating in the negotiation process, including the Brazilian Government Attorney and FUNAI (the agency that will be in charge of hiring an independent firm to physically demarcate the lands) calls for both parties to waive from any present or future actions in this regard. This waiver is to be ratified by the Federal Courts in the City of Linhares - ES.

Prior to signature of the final TAC, the terms thereof were submitted to a vote by the Indian communities and approved at a general meeting held on October 16, being further ratified by them at another meeting held November 28, 2007, as recommended by Convention 169 of the International Work Organization (IWO) on Indian and Tribal Communities, to which Brazil is a signatory.

Aracruz considers the settlement a sustainable solution that seeks equilibrium among the parties involved, to the extent that it makes it feasible for the Indian communities to expand their lands and provides the Company with the legal security that such lands will not be expanded in the future.

Page: 35

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(d) Guarantees

As of June 30, 2008, collateral signatures and other such guarantees granted to other companies, subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are as follows:

Veracel Celulose S.A.	506,055
Portocel - Terminal Especializado de Barra do Riacho S.A.	99,237
605,292

22 Sales by Geographic Area

The Company’s sales, as classified by geographic area, are broken down as follows:

			Quarter ended June 30
		Parent Company		Consolidated
	2008	2007	2008	2007
North America	234,366	290,249	323,259	383,706
Europe	212,937	149,205	422,487	475,229
Asia	135,707	152,461	227,329	236,985
Other continents	627	5,072	627	5,072
Total	583,637	596,987	973,702	1,100,992

Geographic areas are determined based on the location of the Company’s customers.

23 Financial Revenues (Expenses)

			Quarter ended June 30
	Parent Company			Consolidated
	2008	2007	2008	2007
Financial revenues
Revenues from marketable securities	20,360	19,650	22,199	26,724
Asset monetary/exchange variations	(16,661)	(7,651)	(52,150)	(36,677)
Results of derivative financial operations	91,024	80,510	110,645	80,510
Other financial revenues	3,867	3,991	6,477	4,483
Subtotal	98,590	96,500	87,171	75,040
Financial expenses
Expenses on financial operation	(56,789)	(52,800)	(48,263)	(55,773)
Interest on capital invested	(85,000)	(77,000)	(85,000)	(77,000)
Liability monetary/exchange variations	307,879	175,785	188,832	131,498
Other financial expenses	15,428	(6,577)	13,042	(7,475)
Subtotal	181,518	39,408	68,611	(8,750)
Total, net	280,108	135,908	155,782	66,290

Page: 36

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

1 Statement of Cash Flows

		Quarter ended June 30
	Parent Company		Consolidated
	2008	2007	2008	2007
Operating Activities
Net income for the quarter	250,753	309,645	263,655	321,490
Adjustments to reconcile net income to
cash generated by operating activities:
Depreciation, amortization and depletion	143,014	133,912	170,764	160,142
Equity income (loss)	80,486	(55,457)	348	404
Deferred income tax and social contribution	114,427	76,351	121,922	76,647
Monetary and exchange variations	(290,826)	(167,475)	(136,217)	(93,597)
Provision for contingencies, net	9,991	11,386	4,886	11,497
Provision for losses on tax credits	17,919	(49,293)	19,587	(30,551)
Residual value of fixed assets written off	(2,571)	1,182	(2,571)	4,681
Decrease (increase) in assets
Securities	(68,810)	3,168	(79,946)	5,440
Accounts receivable	(14,446)	38,110	(60,252)	(101,678)
Inventories	(43,095)	28,022	(30,240)	44,013
Tax credits	(36,952)	(19,075)	(34,452)	(23,455)
Other	(3,989)	(55)	(11,231)	(5,254)
Increase (decrease) in liabilities
Supplier	36,167	16,903	39,830	10,982
Advances from subsidiaries (including
interest)	77,253	120,972
Interest on loans and financings	(4,637)	(6,209)	8,173	(11,170)
Income Tax and Social Contribution
on Net Income	28,311	545	34,551	14,065
Provisions for contingencies	(67,529)	8,288	(67,584)	8,288
Other	2,119	11,063	3,206	8,112
Cash Provided by Operating Activities	227,585	461,983	244,429	400,056

Page: 37

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

		Quarter ended June 30
	Parent Company		Consolidated
	2008	2007	2008	2007
Investing Activities
Short- and long-term investments	55,050	58,963	49,925	202,154
Permanent assets:
Investments	(43,743)	(17,991)
Property, plant and equipment	(265,939)	(262,289)	(308,086)	(301,277)
Amounts received from sale of
permanent assets	2,943	2	2,943	696
Cash Used in Investing Activities	(251,689)	(221,315)	(255,218)	(98,427)
Financing Activities
Loans and financings
Additions	538,849	1,266,786	538,849	1,269,186
Payments	(243,746)	(1,286,984)	(273,898)	(1,318,214)
Dividends / interest on
capital invested	(269,614)	(233,682)	(269,614)	(233,682)
Cash Used in Financing Activities
	25,489	(253,880)	(4,663)	(282,710)
Effects of exchange variation on
cash and cash equivalents	66	633	(6,801)	(5,851)
Net increase (decrease) on cash and
marketable securities	1,451	(12,579)	(22,253)	13,068
Cash and marketable securities at
beginning of quarter	340	14,716	78,472	175,643
Cash and cash equivalents at
end of quarter	1,791	2,137	56,219	188,711

Page: 38

	FEDERAL PUBLIC SERVICES
	BRAZILIAN SECURITIES COMMISSION – CVM
	Quarterly Information				Corporate Legislation
	COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES				Period - 06/30/2008
	01.01 - IDENTIFICATION
	01 - CVM Code	02 - Name of Society		03 - Taxpayer Nº
	0043-4	Aracruz Celulose S.A.		42.157.511/0001-61
	04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
2	Statement of Value Added
				Quarter ended June 30
					Parent Company
			2008	%	2007	%
	Revenues		644,589		652,478
	Raw materials from third parties		(393,997)		(382,891)
	Gross value added		250,592		269,587
	Retentions
	Depreciation, amortization and depletion		(143,014)		(133,912)
	Net value added generated		107,578		135,675
	Received in transfers
	Financial revenues – including monetary
	and exchange variations		98,590		96,500
	Equity income (loss)		(80,486)		55,457
			18,104		151,957
	Value added for distribution		125,682	100	287,632	100
	Distribution of value added
	Government and community
	Taxes and contributions (federal,
	state and municipal)		82,372	66	33,158	12
	Support, sponsorships and donations		3,160	2	408
			85,532	68	33,566	12
	Employees		55,906	44	64,032	22
	Remuneration of capital provided by
	third parties/financiers
	Financial expenses (revenues)		(266,509)	(212)	(119,610)	(42)
	Remuneration of capital invested by
	stockholders (dividends and interest on
	capital invested)		85,000	68	77,000	27
	Retained earnings for quarter		165,753	132	232,644	81
	Total distributed and retained		125,682	100	287,632	100

Page: 39

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

			Quarter ended June 30
			Consolidated
	2008	%	2007	%
Revenues	935,888		1,025,973
Raw materials from third parties	(558,910)		(558,621)
Gross value added	376,978		467,352
Retentions
Depreciation, amortization and depletion	(170,764)		(160,142)
Net value added generated	206,214		307,210
Received in transfers
Financial revenues – including monetary
and exchange variations	87,171		75,040
Equity income (loss)	(348)		(404)
	86,823		74,636
Value added for distribution	293,037	100	381,846	100
Distribution of value added
Government and community
Taxes and contributions (federal,
state and municipal)	99,798	34	53,405	14
Support, sponsorships and donations	3,793	1	2,655	1
	103,591	35	56,060	15
Employees	79,553	27	76,372	20
Remuneration of capital provided by
third parties/financiers
Financial expenses (revenues)	(153,763)	(52)	(72,076)	(19)
Remuneration of capital invested by
stockholders (dividends and interest
on capital invested)	85,000	29	77,000	20
Earnings retained for quarter	178,656	61	244,490	64
Total distributed and retained	293,037	100	381,846	100

Subsequent Event

Page: 40

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

On July 1, 2008, the Company acquired Boise Cascade do Brasil Ltda., now named Aracruz Riograndense Ltda., for the amount equivalent to US$ 47 million. The acquired company, whose industrial activities had been discontinued, owned assets encompassing lands containing forests (of which 10.2 thousand hectares are planted with eucalyptus trees), buildings, equipment and an industrial mill.

The aim of this acquisition is to meet the demand for expansion of the Company’s forest base related to the project for expanding the Guaíba Unit, and the funds are part of the forest investments approved by Aracruz’s Board of Directors.

Page: 41

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

EXPRESSED IN THOUSANDS OF REAIS

(except as indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 263,655 for the second quarter of 2008, compared with consolidated net income of R$ 321,490 in the same quarter of 2007. The variation in the results over the second quarter of last year basically reflects the lower exchange variation of assets and liabilities denominated in U.S. Dollars.

OPERATING ACTIVITIES

Commercial Performance

Pulpwood sales for the second quarter reached 615 thousand tons (consolidated – 773 thousand tons), a drop of 7% compared to the same quarter last year, with 98% of this amount being shipped to foreign markets. The average net price in the second quarter of 2008 was US$ 588/t (consolidated - US$ 666/t), which represents a rise of 28% at the parent company level (consolidated rise of 17%) compared with the price of US$ 458/t (consolidated - US$ 571/t) in the same quarter of 2007.

Operating Performance

In the second quarter of 2008, the Company’s pulpwood output was 668 thousand tons, a rise of 5% over the second quarter of last year. The unit cost of production in the second quarter of 2008 was R$ 687, almost one tenth (9%) higher than for the same period last year.

Parent Company

ANALYSIS OF COSTS (Not reviewed by Independent Auditors)

R$ / TON	2nd Quarter 2008	2nd Quarter 2007
Cost of Sales (*)	723	699
Selling Expenses	24	27
Administrative Expenses	46	43
Other Operating Expenses. (Revenues)(**)	64	(29)
Total	857	740
Cost of Production ( R$ / Ton )	687	632
Tons Sold	614,741	672,862
Tons Produced	668,459	637,673

(*) Includes average cost of inventories, plus cost of freight and insurance - R$ 78/ton (2007 - R$ 70/ton).

(**) Does not include Monetary / Exchange Variations and Financial Revenues / Expenses / Equity Pickup.

Page: 42

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

2. EVOLUTION OF FINANCIAL LIABILITIES (Not reviewed by Independent Audit)

Parent Company
Expressed in thousands of Reais
Gross Debt	6/30/2008	3/31/2008
Local currency	662,814	670,452
Foreign currency	1,819,406	1,685,547
Cash and cash equivalents (*)	824,852	809,641
Net Debt (i)	1,657,368	1,546,358

Consolidated
Expressed in thousands of Reais
Gross Debt	6/30/2008	3/31/2008
Local currency	1,149,297	1,169,530
Foreign currency	1,957,879	1,843,243
Cash and cash equivalents (*)	992,603	986,907
Net Debt (i)	2,114,573	2,025,866

(*) Includes short- and long-term investments in marketable securities.

(i) Net debt is not an official financial indicator under Brazilian Generally Accepted Accounting Principles (BRGAAP) and does not represent the cash flow for the period indicated. Furthermore, it should not be used to replace cash flow as an indicator of liquidity or measure of cash generation. Calculation of net debt does not have a standard definition and should not be compared with the net debt of other companies. In addition, the Company believes that some investors and financial analysts use net debt as an indicator of liquidity and financial leverage.

Page: 43

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

3. OPERATING INVESTMENTS

Investment outlays made in the second quarter of 2008 totaled R$ 265.9 million (consolidated - R$ 308.1 million), compared with R$ 262.3 million (consolidated - R$ 301.3 million) in the same period last year. They were mainly allocated to the following areas: industrial (R$ 54.9 million), lands and forests (R$ 110.2 million), Veracel project (R$ 40.3 million), tree farming (R$ 76.6 million), forestry (R$ 21.2 million) and other investments (R$ 4.9 million), in consolidated figures.

* * * * *

Page: 44

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1	–	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
CODE
1		TOTAL ASSETS	10,137,433		9,930,991
1.1		CURRENT ASSETS	2,371,820		2,338,249
1.1.1		CASH AND CASH EQUIVALENTS	27,534		26,882
1.1.2		CREDITS	879,315		859,877
1.1.2.1		CUSTOMERS	605,054		590,817
1.1.2.1.1		ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	545,413		538,396
1.1.2.1.2		ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	23,234		18,886
1.1.2.1.3		ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD	2,610		2,118
1.1.2.1.4		ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS	33,797		31,417
1.1.2.2		OTHERS CREDITS	274,261		269,060
1.1.2.2.1		EMPLOYEES	6,308		5,452
1.1.2.2.2		SUPPLIERS	5,142		4,135
1.1.2.2.3		TAXES	262,324		259,034
1.1.2.2.4		OTHERS	487		439
1.1.3		INVENTORIES	551,581		521,341
1.1.3.1		SUPPLIES	141,799		137,010
1.1.3.2		RAW MATERIALS	92,998		86,845
1.1.3.3		FINISHED GOODS	315,541		296,248
1.1.3.4		OTHERS	1,243		1,238
1.1.4		OTHERS	913,390		930,149
1.1.4.1		DEBT SECURITIES	786,601		838,963
1.1.4.2	.	FINANCIAL APPLICATION	28,685		51,590
1.1.4.2	.	DERIVATIVE	49,673		0
1.1.4.4		PREPAID EXPENSES	48,431		39,596
1.1.4.5		OTHERS	0		0

Page: 45

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
1.2	NOT CURRENT ASSETS	7,765,613		7,592,742
1.2.1	LONG-TERM ASSETS	627,746		588,851
1.2.1.1	CREDITS	507,084		501,422
1.2.1.1.1	CUSTOMER	62,069		66,243
1.2.1.1.2	SUPPLIERS	279,288		274,080
1.2.1.1.3	TAXES	165,727		161,099
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0		0
1.2.1.2.1	FROM AFFILIATES	0		0
1.2.1.2.2	FROM SUBSIDIARIES	0		0
1.2.1.2.3	OTHERS	0		0
1.2.1.3	OTHERS	120,662		87,429
1.2.1.3.1	DEBT SECURITIES	6,139		6,091
1.2.1.3.2	DERIVATIVE	93,971		63,381
1.2.1.3.3	ESCROW DEPOSITS	20,552		17,957
1.2.2	FIXED ASSETS	7,137,867		7,003,891
1.2.2.1	INVESTMENTS	20,711		21,059
1.2.2.1.1	IN AFFILIATES	0		0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0		0
1.2.2.1.3	IN SUBSIDIARIES	17,489		17,837
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0		0
1.2.2.1.5	OTHER COMPANIES	3,222		3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	6,962,803		6,797,907
1.2.2.2.1	LAND	1,373,209		1,261,463
1.2.2.2.2	BUILDINGS	752,487		747,837
1.2.2.2.3	MACHINERY AND EQUIPMENT	3,107,236		3,129,144
1.2.2.2.4	FORESTS	1,320,502		1,244,735
1.2.2.2.5	PROGRESS TO SUPPLIERS	12,597		10,117
1.2.2.2.6	CONSTRUCTION IN PROGRESS	295,403		298,365
1.2.2.2.7	OTHERS	101,369		106,246
1.2.2.3	INTANGIBLE	112,576		140,721
1.2.2.4	DEFERRED CHARGES	41,777		44,204
1.2.2.4.1	INDUSTRIAL	16,678		17,312
1.2.2.4.2	FORESTS	25,099		26,892
1.2.2.4.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	0		0

Page: 46

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
2	TOTAL LIABILITIES	10,137,433		9,930,991
2.1	CURRENT LIABILITIES	765,825		886,658
2.1.1	LOANS AND FINANCING	283,889		279,652
2.1.2	DEBENTURES	0		0
2.1.3	SUPPLIERS	254,052		217,684
2.1.4	TAXES	69,560		40,642
2.1.5	DIVIDENDS PAYABLE	87,155		71,769
2.1.6	PROVISIONS	50,216		41,700
2.1.6.1	VACATION AND 13th SALARY	32,598		26,712
2.1.6.2	PROFIT SHARING	17,618		14,988
2.1.7	LOANS FROM RELATED PARTIES	13,155		18,164
2.1.8	OTHERS	7,798		217,047
2.1.8.1	PROPOSED DIVIDENDS	0		200,000
2.1.8.2	OTHERS	7,798		17,047
2.2	NOT CURRENT LIABILITIES	3,728,087		3,581,815
2.2.1	LONG-TERM LIABILITIES	3,728,087		3,581,815
2.2.1.1	LOANS AND FINANCING	2,823,287		2,733,121
2.2.1.2	DEBENTURES	0		0
2.2.1.3	PROVISIONS	824,346		771,722
2.2.1.3.1	LABOR CONTINGENCIES	19,785		19,252
2.2.1.3.2	TAX CONTINGENCIES	422,916		486,100
2.2.1.3.3	DEFERRED INCOME TAXES	381,645		266,370
2.2.1.4	LOANS FROM RELATED PARTIES	0		0
2.2.1.6	OTHERS	80,454		76,972
2.2.1.6.1	SUPPLIERS	0		0
2.2.1.6.2	OTHERS	80,454		76,972
2.2.2	DEFERRED INCOME	0		0
2.3	MINORITY INTEREST	7,339		4,991

Page: 47

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE	– 06/30/2008	4 – DATE	– 03/31/2008
2.4	STOCKHOLDER’S EQUITY	5,636,182		5,457,527
2.4.1	PAID-IN CAPITAL	2,871,781		2,871,781
2.4.1.1	COMMON STOCK	1,266,551		1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230		1,605,230
2.4.2	CAPITAL RESERVES	162,209		162,209
2.4.3	REVALUATION RESERVE	0		0
2.4.3.1	OWN ASSETS	0		0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0		0
2.4.4	REVENUE RESERVES	2,369,253		2,369,253
2.4.4.1	LEGAL	389,485		389,485
2.4.4.2	STATUTORY	0		0
2.4.4.3	FOR CONTINGENCIES	0		0
2.4.4.4	UNREALIZED INCOME	0		0
2.4.4.5	FOR INVESTMENTS	1,988,754		1,988,754
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0		0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)		(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)		(8,986)
2.4.5	RETAINED EARNINGS	232,939		54,284

Page: 48

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM	: 04/01/2008	4 FROM : 01/01/2008		5 – FROM :	: 04/01/2007	6 – FROM	: 01/01/2007
		TO :	06/30/2008	TO :	06/30/2008	TO :	06/30/2007	TO :	06/30/2007
3.1	GROSS SALES AND SERVICES REVENUE		1,044,326		2,054,080		1,166,184		2,182,681
3.2	SALES TAXES AND OTHER DEDUCTIONS		(110,343)		(225,113)		(138,723)		(266,118)
3.3	NET SALES REVENUE		933,983		1,828,967		1,027,461		1,916,563
3.4	COST OF GOODS SOLD		(644,649)		(1,251,286)		(664,050)		(1,201,044)
3.5	GROSS PROFIT		289,334		577,681		363,411		715,519
3.6	OPERATING (EXPENSES) INCOME		31,156		(150,475)		(16,594)		(93,144)
3.6.1	SELLING		(44,800)		(87,333)		(46,676)		(86,402)
3.6.2	GENERAL AND ADMINISTRATIVE		(34,676)		(62,419)		(34,138)		(59,202)
3.6.3	FINANCIAL		155,782		88,278		66,290		98,753
3.6.3.1	FINANCIAL INCOME		87,171		129,705		75,040		154,354
3.6.3.2	FINANCIAL EXPENSES		68,611		(41,427)		(8,750)		(55,601)
3.6.4	OTHER OPERATING INCOME		9,320		25,231		11,325		24,448
3.6.5	OTHER OPERATING EXPENSES		(54,122)		(113,380)		(12,991)		(70,451)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES		(348)		(852)		(404)		(290)
3.7	OPERATING INCOME		320,490		427,206		346,817		622,375
3.8	NON-OPERATING (EXPENSES) INCOME		2,555		1,061		(4,676)		(5,202)
3.8.1	INCOME		2,943		4,935		702		1,767
3.8.2	EXPENSES		(388)		(3,874)		(5,378)		(6,969)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION		323,045		428,267		342,141		617,173
3.10	INCOME TAX AND SOCIAL CONTRIBUTION		(21,825)		(41,856)		(19,981)		(69,251)
3.11	DEFERRED INCOME TAXES		(121,922)		(109,465)		(76,647)		(95,258)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS		0		0		0		0
3.12.1	PARTICIPATIONS		0		0		0		0
3.12.2	REMUNERATION		0		0		0		0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL		85,000		155,000		77,000		144,000
3.14	MINORITY INTEREST		(643)		(1,784)		(1,023)		(1,931)
3.15	NET INCOME FOR THE PERIOD		263,655		430,162		321,490		594,733
	CAPITAL STOCK-QUANTITY (THOUSANDS)		1,030,588		1,030,588		1,030,588		1,030,588
	EARNINGS PER SHARE		0,25583		0,41739		0,31195		0,57708
	LOSS PER SHARE		-		-		-		-

Page: 49

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

Page: 50

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

Page: 51

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT (Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of June 30, 2008:

Parent Company:

Aracruz Celulose S.A. CNPJ: 42.157.511/0001 -61

				Stocks
Stockholders	Common		Preferred A		Preferred B		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	Thousand		Thousand		Thousand		Thousand

Newark Financial Inc.	127,506	28.00	-	-	-		127,506	12.35
Arainvest Participações S.A.	127,506	28.00	27,737	99.21	-		155,243	15.03
Arapar S.A.	127,506	28.00	-	-	-		127,506	12.35
BNDES Participações S.A.	56,881	12.49	-	-	-		56,881	5.51
(1) Treasure Hold Investments Corp	-	-	-	-	57,876	10.54	57,876	5.61
(1) Northern Cross Investments Ltd. (2)	-	-	-	-	50,102	9.12	50,102	4.85
(1) Capital World Investors. (2)					46,034	8.38	46,034	4.46
(1) U.S. Trust, Bank of	-	-	-	-	41,600	7.57	41,600	4.03
America/Columbia Mgmt (2)
(1) Wellington Mgmt Company (2)	-	-	-	-	34,142	6.22	34,142	3.31
Caixa Previd. Func. Banco do Brasil	-	-	-	-	31,694	5.77	31,694	3.07
Treasury stock	483	0.10	-	-	1,483	0.27	1,966	0.18
Others	15,509	3.41	220	0.79	286,275	52.13	302,004	29.25
Total	455,391	100.00	27,957	100.00	549,206	100.00	1,032,554	100.00

(1)	Foreign company

(2)	Administrator of investments funds several

Numbers supplied by I.R. Channel JP Morgan in 07/02/08

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FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Position at June 30, 2008

Parent Company: Newark Financial Inc.

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Celulose e Papel S.A.	50,000	100.00	-	-	50,000	100.00
Total	50,000	100.00	-	-	50,000	100.00

Parent Company:

Votorantim Celulose e Papel S.A CNPJ: 60.643.228/0001 -21

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Investºs Industriais S.A.	105,702,450	100.00	677	-	105,703,127	51.78
BNDES Participações S.A	-	-	6,327,669	6.43	6,327,669	3.10
Council of Administration , Chief Officers
and Fiscal council	-	-	3,020	0.00	3,020	0.00
Others	1	-	92,111,689	93.57	92,111,690	45.12
Treasury stocks	1	-	-	0.00	1	0.00
Total	105,702,452	100.00	98,443,055	100.00	204,145,507	100.00

Parent Company:

Votorantim Investimentos Industriais S.A CNPJ: 03.407.049/0001 -51

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Participações S.A.	11,165,582,998	100.00	-	-	11,165,582,998	100.00
José Roberto Ermírio de Moraes	1	-	-	-	1	-
Fábio Ermírio de Moraes	1	-	-	-	1	-
Total	11,165,583,000	100.00	-	-	11,165,583,000	100.00

Page: 53

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Votorantim Participações S.A. CNPJ: 61.082.582/0001 -97

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Hejoassu Administração Ltda.	5,304,772,481	98.60	-		- 5,304,772,481	98.60
Neyde Ugolini de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35	-		- 19,026,623	0.35
Total	5,380,878,973	100.00	-		- 5,380,878,973	100.00

Parent Company:

Hejoassu Administração Ltda. CNPJ: 61.194.148/0001 -07

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
JEMF Participações S.A.	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00
Total	1,600,000	100.00	-	-	1,600,000	100.00

Parent Company:

AEM Participações S.A. CNPJ: 05.062.403/0001 -89

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Antônio Ermírio de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00

Page: 54

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

ERMAN Participações S.A. CNPJ: 05.062.376/0001 -44

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Ermírio Pereira de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

MRC Participações S.A. CNPJ: 05.062.355/0001 -29

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Maria Helena Moraes Scripilliti	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Page: 55

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

JEMF Participações S.A. CNPJ: 05.062.394/0001 -26

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
José Ermírio de Moraes Neto	228,243,033	33.33	-	-	228,243,033	33.33
José Roberto Ermírio de Moraes	228,243,033	33.33	-	-	228,243,033	33.33
Neide Helena de Moraes	228,243,034	33.34	-	-	228,243,034	33.34
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
MRC Participações S.A.	-	-	300	33.33	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

BNDES Participações S.A. - BNDESPAR CNPJ: 00.383.281/0001 -09

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:

Banco Nacional de Desenvolvimento Econômico e Social - BNDES CNPJ: 33.657248/0001 -89

Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-		- 6,273,711,452	100.00

Page: 56

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Total	6,273,711,452	100.00	- -	6,273,711,452	100.00

Parent Company:

ARAINVEST Participações S.A. CNPJ: 06.139.408/0001 -25

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Thousand		Thousand		Thousand
Joseph Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Others	4	0.02	18	0.04	22	0.02
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:

ARAPAR S.A. CNPJ: 29.282.803/0001 -68

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Lorentzen Empreendimentos S.A.	694,143,246	74.33	30,256,477	3.24	724,399,723	38,78
São Teófilo Rep. Participações S.A.	227,914,404	24.40	727,273,073	77.87	955,187,477	51,14
Others	11,844,938	1.27	176,373,038	18.89	188,217,976	10,08
Total	933,902,588	100.00	933,902,588	100.00	1,867,805,176	100.00

Parent Company:

Lorentzen Empreendimentos S.A. CNPJ: 33.107.533/0001 -26

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nebra Participações Ltda	60,656,395	45.68	-	-	60,656,395	45.68
Loxosceles Participações S.A.	27,818,554	20.95	-	-	27,818,554	20.95
Picumnus Participações S.A.	27,818,554	20.95	-	-	27,818,554	20.95
Tiba Participações Ltda	16,488,717	12.42	-	-	16,488,717	12.42
Others	3,239	-	-	-	3,239	-
Total	132,785,459	100.00	-	-	132,785,459	100.00

Page: 57

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Nebra Participações S.A. CNPJ: 04.418.550/0001 -86

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Haakon Lorentzen	55,346,102	100.00	-	-	55,346,102	52.29
Erling Sven Lorentzen	-	-	50,498,424	100.00	50,498,424	47.71
Others	1	0.00	-	-	1	0.00
Total	55,346,103	100.00	50,498,424	100.00	105,844,527	100.00

Parent Company:

Loxosceles Participações S.A. CNPJ: 09.024.367/0001 -10

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Ingeborg Lorentzen Ribeiro	2,145,615	75.48	-	-	2,145,615	37.74
Erling Sven Lorentzen	-	-	1,478,173	52.00	1,478,173	26.00
Victoria Regina Lorentzen Ribeiro	697,025	24.52	1,364,467	48.00	2,061,492	36.26
Total	2,842,640	100.00	2,842,640	100.00	5,685,280	100.00

Parent Company:

Picumnus Participações S.A. CNPJ: 09.032.670/0001 -64

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Camocim Administradora S.A.	23,065,314	100.00	-	-	23,065,314	74.00
Erling Sven Lorentzen	-	-	8,104,030	100.00	8,104,030	26.00
Others	1	0.00	-	-	1	-

Page: 58

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Total	23,065,315	100.00	8,104,030	100.00	31,169,345	100.00

Parent Company:

Camocim Administradora S.A CNPJ: 42.273.763/0001 -56

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Ragnhild Lorentzen	6,066,515	100.00	-	-	6,066,515	100.00
Others	2	0.00	-	-	2	0.00
Total	6,066,517	100.00	-	-	6,066,517	100.00

Parent Company:

Tiba Participações Ltda CNPJ: 03.410.452/0001 -30

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Haakon Lorentzen.	25,040,095	100.00	-	-	25,040,095	100.00
Others	1	-	-	-	1	-
Total	25,040,096	100.00	-	-	25,040,096	100.00

Parent Company:

São Teófilo Repres. Participações Ltda CNPJ: 03.214.652/0001 -17

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Brasil Warant Admin. de Bens e	16,475,914	50.00	3,849,771	11.94	20,325,685	31.17
Empresas S.a.
Nalbra S LLC	16,475,914	50.00	9,308,089	28.86	25,784,003	39.54
Brasil Silva I LLC (1)	-	-	11,532,701	35.75	11,532,701	17.69
Fernando Roberto Moreira Salles	-	-	1,704,503	5.28	1,704,503	2.61
Others	-	-	5,859,358	18.17	5,859,358	8.99
Total	32,951,828	100.00	32,254,422	100.00	65,206,250	100.00

(1) Foreign company

Parent Company:

Page: 59

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT Brasil Warrant Admin. Bens e Empresas Ltda CNPJ: 33.744.277/0001 -88

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Fernando Roberto Moreira Salles	37	25.00	37	25.00	74	25.00
Walter Moreira Salles Júnior	37	25.00	37	25.00	74	25.00
Pedro Moreira Salles	37	25.00	37	25.00	74	25.00
João Moreira Salles	37	25.00	37	25.00	74	25.00
Total	148	100.00	148	100.00	296	100.00

Parent Company:

Nalbra S LLC CNPJ: 06.205.788/0001 -59

(1) Foreign company

				Stocks
	Stockholders	Common		Preferred	Total
		Quantity	%	Quantity %	Quantity	%
		Unities		Unities	Unities
Nalbra Inc. (1)		30,012,000	100.00	- -	30,012,000	100.00
Total		30,012,000	100.00	-	- 30,012,000	100.00

Parent Company:

BNDES Participações S.A. - BNDESPAR CNPJ: 00.383.281/0001 -09

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:

Banco Nacional de Desenvolvimento Econômico e Social - BNDES CNPJ: 33.657.248/0001 -89

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Page: 60

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on June 30, 2008
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.50	27,736,642	99.20	57,875,517	10.50	525,012,387	50.85
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	99.20	57,875,517	10.50	213,118,616	20.64
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.50	0	0	-	0	56,880,857	5.51
Management	1,905	0.00	0	0	44,617	0	46,522	-
Councilors	1,905	0.00	0	0	27,419	0	29,324	-
Directors	-	-	-	-	17,198	0	17,198	-
			-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.30	1,966,314	0.19
Other Stockholders (2)	15,505,442	3.40	221,374	0.80	489,802,071	89.20	505,528,887	48,96
Total issued stocks (3)	455,390,699	100.0	27,958,016	100.0	549,205,405	100.00	1,032,554,120	100.0
Outstanding stocks (2)	15,505,442	3.40	221,374	0.80	489,802,071	89.20	505,528,887	48,96

(1)	Stocks issued and repurchased by the Company.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Page: 61

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on June 30, 2007
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.50	37,736,642	99.40	71,536,448	13.20	548,673,318	53.10
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	73.10	57,875,517	10.70	213,118,616	20.60
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.50	10,000,000	26.30	13,660,931	2.50	80,541,788	7.80
Management	1,905	0.00	0	0	49,306	0	51,211	-
Councilors	1,905	0.00	0	0	32,108	0	34,013	-
Directors	-	-	-	-	17,198	0	17,198	-
			-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.30	1,966,314	0.20
Other Stockholders (2)	15,505,442	3.40	225,913	0.60	466,131,912	86.50	481,863,267	46.70
Total issued stocks (3)	455,390,699	100.0	37,962,555	100.0	539,200,866	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,505,442	3.40	225,913	0.60	46,131,912	86.50	481,863,267	46.70

(5)	Stocks issued and repurchased by the Company, waiting cancellation.

(6)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(7)	Total number of subscribed stocks and issued by the Company.

(8)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Page: 62

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS	Corporate Legislation Period - 06/30/2008

01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

     (Convenience Translation into English of original previously issued in Portuguese) INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Directors and Stockholders of Aracruz Celulose S. A.

Aracruz - ES

1. We have reviewed the accounting information included in the accompanying interim financial statements of Aracruz Celulose S. A. (Company and Consolidated) for the quarter ended June 30, 2008, consisting of the balance sheets, the related statements of operations, cash flows and value added, the performance report and the related notes, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469, of May 2, 2008.

4. As mentioned in note 2.1, on December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and introduced changes in Brazilian accounting practices. Although this Law has already become effective, certain changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the accounting information contained in the interim financial statements for the second quarter ended June 30, 2008 have been prepared in conformity with specific instructions of the CVM and do not include all the changes in accounting practices introduced by Law No. 11,638/07.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

      Rio de Janeiro, July 7, 2008 (Portuguese original signed by):

DELOITTE TOUCHE TOHMATSU José Carlos Monteiro Independent Auditors Acountant

CRC-SP 011609/O-S-ES CRC 1SP 100.597/0-S “S” ES

Page: 63

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer